February 28, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management, Room 5001

100 F Street, N.E.

Washington, DC 20549

Attn: Ms. Mary Cole

Re:	Aston Funds (the “Registrant” or the “Trust”)

1933 Act. No. 33-68666

1940 Act No. 811-8004

Post-Effective Amendment No. 144

Dear Ms. Cole:

On December 28, 2012, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 144 under the Securities Act of 1933 to its Registration Statement on Form N-1A (the “Registration Statement”) in connection with the annual update to the Trust’s Registration Statement. You provided comments on the Registration Statement to Vedder Price P.C. by telephone on January 31, 2013. The following sets forth those comments and the Trust’s responses to them. All references are to the Prospectus included in Post-Effective Amendment No. 144 filed with the Commission on December 28, 2012 pursuant to Rule 485(a) under the Securities Act of 1933.

Fund-Specific Comments

1. Comment: With respect to ASTON/Montag & Caldwell Growth Fund and other Funds as applicable, in the “Principal Investment Strategies” section, please explain why the definition of a large-cap company as one having a market capitalization of $5 billion or more is reasonable.

Response: Registrant notes that in light of its manager-of-manager’s structure, the investment strategies of the Aston Funds are determined with significant input from each subadviser. Accordingly, there is no uniform definition of market capitalizations across all

United States Securities and Exchange Commission

February 28, 2013

Funds, and market capitalization definitions will vary across Funds in accordance with the strategies of individual subadvisers. For the information of the staff, the Fund’s benchmark index is the Russell 1000 Growth Index which has a market capitalization range of between approximately $418 million and $498 billion, with a median market capitalization of approximately $7 billion. Registrant believes the Russell 1000 Growth Index is generally considered to be a representation of the large-cap growth segment of the U.S. stock market. Accordingly, Registrant believes the market capitalization definition is reasonable.

2. Comment: Please confirm whether there is any limitation on ASTON/Montag & Caldwell Growth Fund’s investment in foreign securities.

Response: For the information of the staff, the Fund does not have a stated limit on its investment in foreign securities.

3. Comment: With respect to ASTON/Montag & Caldwell Growth Fund and other Funds with multiple share classes, please explain why there is disclosure regarding other share classes immediately before the performance tables in the “Fund Performance” section.

Response: Registrant believes that the referenced disclosure, which states that the annual returns would differ to the extent that the classes have different expenses, is helpful disclosure for shareholders.

4. Comment: In the “Principal Investment Strategies” section for ASTON/Herndon Large Cap Fund on page 6 of the Prospectus, please describe with greater specificity the types of securities in which the Fund invests (e.g., equity securities).

Response: Registrant has revised the Prospectus to clarify the types of securities in which the Fund invests.

5. Comment: In the “Principal Investment Strategies” section for ASTON/Herndon Large Cap Fund on page 6 of the Prospectus, please provide the market capitalization range of the referenced index, and please explain why the range is a reasonable definition of a large-cap company.

Response: As described by Russell Investments, the Russell 1000 Index measures the performance of the large-cap segment of the U.S. equity universe. Accordingly, Registrant believes that defining market capitalization by reference to this Index is reasonable. Registrant has added disclosure regarding the market range of the Index.

United States Securities and Exchange Commission

February 28, 2013

6. Comment: With respect to the “Principal Investment Strategies” section for ASTON/Fairpointe Mid Cap Fund on page 23 of the Prospectus, please explain why the definition of a mid-cap company as one having a market capitalization of between $1 billion and $12 billion is reasonable, particularly in light of the definitions of a large-cap company referenced above.

Response: As noted above, Registrant places emphasis on the strategies of individual subadvisers in defining market capitalization strategies. For the information of the staff, the Fund’s benchmark index is the S&P MidCap 400 Index, which has a market capitalization range of between approximately $29 million and $12.8 billion. Accordingly, Registrant believes the market capitalization definition is reasonable.

7. Comment: With respect to ASTON/Fairpointe Mid Cap Fund, and all Funds with a capitalization style Principal Risk, please ensure that that disclosure in the “Principal Investment Strategies” section is compatible with the Principal Risk.

Response: Registrant has revised the Prospectus in response to the staff’s comment by adding capitalization style Principal Risks or revising disclosure as necessary to ensure consistency between the “Principal Risks” and “Principal Investment Strategies” sections.

8. Comment: With respect to ASTON/DoubleLine Core Plus Fixed Income Fund, please discuss whether the term “core plus” connotes investment in securities other than fixed income securities.

Response: Registrant has been advised that the term “core” would connote the subadviser’s strategy of investing primarily in traditional fixed income securities, such as U.S. government securities and investment grade corporate bonds. By contrast, the term “core plus” connotes the subadviser’s strategy of investing in multiple asset classes within the broader fixed income category. These include, for example, mortgage-backed securities, senior loans and high-yield securities in addition to investment grade corporate bonds.

9. Comment: Please confirm whether “CFTC Regulation Risk” remains relevant with respect to ASTON/Lake Partners LASSO Alternatives Fund in light of the adoption of the amendments to CFTC Rule 4.5.

Response: For the information of the staff, Registrant believes “CFTC Regulation Risk” remains relevant given the uncertainty of the application of the amendments to “fund-of-funds.” With respect to ASTON/Lake Partners LASSO Alternatives Fund, the Adviser has claimed the fund-of-funds no-action relief.

United States Securities and Exchange Commission

February 28, 2013

10. Comment: With respect to ASTON/Lake Partners LASSO Alternatives Fund, please clarify the Fund’s derivative strategy in connection with the inclusion of “Derivatives Risk” in the “Principal Risks” section.

Response: Registrant has revised the disclosure in the “Principal Investment Strategies” section in response to the staff’s comment in order to clarify that the hedging strategies used by the underlying funds include the use of a variety of derivatives techniques.

11. Comment: Please include a risk corresponding to ASTON/River Road Long-Short Fund’s options strategy.

Response: Registrant believes that “Derivatives Risk” appearing on page 83 of the Prospectus addresses the risks associated with the Fund’s use of options.

General Comments

12. Comment: Please ensure that the “Principal Risks” section of each Fund is compatible with the “Principal Investment Strategies” section.

Response: Registrant has revised the Prospectus in response to the staff’s comment by revising the “Principal Risks” section or “Principal Investment Strategies” section as necessary to ensure consistency.

13. Comment: In response to Item 9(b)(2) of Form N-1A, please explain each Fund’s process regarding its decisions to purchase and sell portfolio securities.

Response: Registrant believes the disclosure in each Fund’s “Principal Investment Strategies” section addresses each Fund’s process for deciding to purchase securities. In response to the staff’s comment, Registrant has added disclosure to the “Additional Information Regarding Investment Strategies” section in order to provide information regarding each Fund’s process for deciding to sell securities.

14. Comment: With respect to the strategies discussed in the “Additional Information Regarding Investment Strategies” beginning on page 99, please include such strategy in the principal investment strategies, if applicable.

Response: Registrant believes that the “Principal Investment Strategy” section of each Fund summary is responsive to this item.

15. Comment: With respect to each instance where related performance is shown, please confirm that the composite comprises all accounts managed in the strategy.

United States Securities and Exchange Commission

February 28, 2013

Response: For the information of the staff, as disclosed in each related performance section, each composite is comprised of all fully discretionary accounts managed by the applicable subadviser in the strategy. However, with respect to ASTON/LMCG Small Cap Growth Fund the composite does not include the Fund because such composite does not include mutual funds.

*            *             *

We believe that the above responses should address the staff’s concerns. If you have any questions or comments, please contact Deborah Bielicke Eades at (312) 609-7661 or the undersigned at (312) 609-7738.

Very truly yours,

/s/ Michael J. Murphy

Michael J. Murphy

MJM

cc:	Gerald Dillenburg

Deborah Bielicke Eades

February 28, 2013

Ms. Mary Cole

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Aston Funds (the “Registrant”)

Registration Statement on Form N-1A

File Numbers 811-8004; 33-68666

Dear Ms. Cole:

This letter is provided to the Securities and Exchange Commission (the “Commission”) in connection with a response being made on behalf of the Registrant to comments that you provided with respect to Post-Effective Amendment No. 144 under the Securities Act of 1933 to the Registrant’s registration statement on Form N-1A filed with the Commission on December 28, 2012.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Aston Funds

By:	/s/ Gerald F. Dillenburg
Name:	Gerald F. Dillenburg
Title:	Senior Vice President, Secretary, Chief Operating Officer and Chief Compliance Officer